Exhibit 12.1

Consolidated Ratio of Earnings to Fixed Charges
Ameriprise Financial, Inc.

	Nine Months
	Ended September 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
	(dollars in millions)
Earnings:
Pretax income (loss) attributable to Ameriprise Financial, Inc.	$1,434	$1,366	$1,553	$1,306	$769	$(270)
Interest and debt expense(1)	196	279	320	300	137	114
Interest portion of rental expense	22	30	32	34	38	28
Amortization of capitalized interest	3	6	4	4	3	3
Undistributed loss from equity investees	2	16	41	15	25	26
Minority interest in pretax losses	—	(128)	(129)	—	—	(54)
Minority interest in pretax income of subsidiaries that have incurred fixed charges	57	—	23	163	15	—
Total earnings (losses) before banking and deposit interest expense and interest credited to fixed accounts(a)	1,714	1,569	1,844	1,822	987	(153)
Banking and deposit interest expense and interest credited to fixed accounts	625	875	904	986	1,069	977
Total earnings(c)	$2,339	$2,444	$2,748	$2,808	$2,056	$824

Fixed charges:
Interest and debt expense(1)	$196	$279	$320	$300	$137	$114
Estimated amount of interest in rental expense	22	30	32	34	38	28
Capitalized interest	1	7	5	3	3	8
Total fixed charges before banking and deposit interest expense and interest credited to fixed accounts(b)	219	316	357	337	178	150
Banking and deposit interest expense and interest credited to fixed accounts	625	875	904	986	1,069	977
Total fixed charges(d)	$844	$1,191	$1,261	$1,323	$1,247	$1,127

Ratio of earnings to fixed charges before banking and deposit interest expense and interest credited to fixed accounts(a/b)	7.8	5.0	5.2	5.4	5.5	NM	(2)

Ratio of earnings to fixed charges(c/d)	2.8	2.1	2.2	2.1	1.6	NM	(2)

NM:  Not Meaningful.

(1)         Interest on non-recourse debt of consolidated investment entities is included in interest and debt expense provided in the table above.

(2)         Earnings were insufficient to cover fixed charges for the year ended December 31, 2008 by $303 million primarily due to negative market impacts on Results of Operations, including $762 million in pretax impairments on Available-for-Sale securities.